Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Meda AB

Mylan to Commence Meda Offer on June 17

Mylan’s Offer Document Approved and Published

The Offer is not being made, and this press release may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, Australia, Hong Kong, Japan, Canada, New Zealand or South Africa, or any other jurisdiction in which the making of the Offer, the distribution of this press release or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other measures in addition to those required under Swedish law (including the Swedish Takeover Rules), Dutch law, United Kingdom law, Danish law, Irish law and U.S. law.

HERTFORDSHIRE, England, and PITTSBURGH, June 16, 2016 – Mylan N.V. (NASDAQ, TASE: MYL) today announced that its Offer Document relating to its recommended public offer to the shareholders of Meda Aktiebolag (publ.) to tender all their shares in Meda to Mylan (the “Offer”) has been approved by the Swedish Financial Supervisory Authority (Sw: Finans-inspektionen) (the “SFSA”) and is available, along with acceptance forms, at medatransaction.mylan.com and www.handelsbanken.se/investeringserbjudande. The Offer was initially announced on Feb. 10, 2016.

The Offer Document and the acceptance form will be mailed to shareholders in Meda whose shares are directly registered with Euroclear Sweden AB. Copies of the Offer Document and acceptance forms will also be provided free of charge upon request. Such request may be made by telephone to Handelsbanken shareholder service at + 46 (0) 480-404 110 and/or via email at handelsbanken@answeronline.se.

Mylan has also filed (i) a Registration Statement on Form S-4 (the “Registration Statement”), including a related prospectus, with the U.S. Securities and Exchange Commission (the “SEC”), which prospectus will be distributed to shareholders in Meda whose shares are directly registered with Euroclear Sweden AB, and (ii) the prospectus to be issued in connection with the Offer (the “EU Prospectus”) with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) (the “AFM”). The Registration Statement, the EU Prospectus and a Danish translation of the summary of the EU Prospectus will be available free of charge on the transaction website at medatransaction.mylan.com, through the website maintained by the SEC at www.sec.gov (in the case of the Registration Statement) and/or through the website maintained by the AFM at www.afm.nl (in the case of the EU Prospectus).

The acceptance period for the Offer runs from and including June 17, 2016 up to and including July 29, 2016. Settlement is expected to commence around Aug. 10, 2016. Mylan reserves the right to extend the acceptance period and, to the extent necessary and permissible, will do so in order for the acceptance period to cover applicable decision-making procedures at relevant authorities. Mylan also reserves the right to postpone the settlement date. Mylan will announce any extension of the acceptance period and/or postponement of the settlement date by a press release in accordance with applicable laws and regulations.

Further Information about the Offer

The aforementioned press releases and further information about the Offer are available at: medatransaction.mylan.com.

Mylan discloses the information provided herein pursuant to the Swedish Financial Instruments Trading Act and Nasdaq Stockholm’s Takeover Rules (the “Takeover Rules”). The information was submitted for publication on June 16, 2016, 10:00 p.m. CET.

For further information, please contact:

Media:

Nina Devlin

Tel. +1 (724) 514-1968

Nina.Devlin@mylan.com

Investors (U.S.):

Kris King

Tel. +1 (724) 514-1813

Kris.King@mylanlabs.com

Investors (Rest of World)

Handelsbanken Shareholder Service

Tel. + 46 (0) 480-404 110

handelsbanken@answeronline.se

Additional Information

In connection with the Offer, the Offer Document was approved by the SFSA and published by Mylan on June 16, 2016. In addition, Mylan has filed certain materials with the SEC, including, among other materials, the Registration Statement, which was declared effective on June 16, 2016. The EU Prospectus was approved by the AFM and published by Mylan on June 16, 2016. This communication is not intended to be, and is not, a substitute for such documents or for any other document that Mylan may file with the SFSA, the SEC, the AFM or any other competent EU authority in connection with the Offer. This communication contains advertising materials (reclame-uitingen) in connection with the Offer as referred to in Section 5:20 of the Dutch Financial Supervision Act (Wet op het financieel toezicht). INVESTORS AND SECURITYHOLDERS OF MEDA IN SWEDEN AND INVESTORS AND SECURITYHOLDERS OF MEDA IN THE EUROPEAN ECONOMIC AREA BUT OUTSIDE OF SWEDEN ARE URGED TO READ THE OFFER DOCUMENT APPROVED BY THE SFSA AND ANY SUPPLEMENT THERETO, OR THE EU PROSPECTUS APPROVED BY THE AFM AND ANY SUPPLEMENT THERETO, AS APPLICABLE, CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, MEDA AND THE OFFER. INVESTORS AND SECURITYHOLDERS OF MEDA OUTSIDE THE EUROPEAN ECONOMIC AREA ARE URGED TO READ ANY DOCUMENTS FILED WITH THE SFSA, THE SEC AND THE AFM OR ANY OTHER COMPETENT EU AUTHORITY CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL EACH

CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, MEDA AND THE OFFER. Such documents are or upon publication will be available free of charge through the website maintained by the SEC at www.sec.gov, on Mylan’s website at medatransaction.mylan.com or, to the extent filed with the AFM, through the website maintained by the AFM at www.afm.nl, or by directing a request to Mylan at +1 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SFSA, the SEC, the AFM or any other competent EU authority that are required to be mailed to Meda shareholders will also be mailed to such shareholders. A copy of this communication will be available free of charge at the following website: medatransaction.mylan.com.

Further Information

The Offer is not being made to persons whose participation in the Offer requires that an additional offer document be prepared or registration effected or that any other measures be taken in addition to those required under Swedish law (including the Swedish Takeover Rules), Dutch law, United Kingdom law, Danish law, Irish law and U.S. law.

The distribution of this communication and any related Offer documentation in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

The Offer is not being made, and this communication may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, Australia, Hong Kong, Japan, Canada, New Zealand or South Africa, or any other jurisdiction in which the making of the Offer, the distribution of this communication or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other measures in addition to those required under Swedish law (including the Swedish Takeover Rules), Dutch law, United Kingdom law, Danish law, Irish law and U.S. law.

Forward-Looking Statements

This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Meda by Mylan (the “Meda Transaction”), the Offer, the benefits and synergies of the Meda Transaction, future opportunities for Mylan, Meda, or the combined company and products and any other statements regarding Mylan’s, Meda’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Meda Transaction, including as to the timing of the Meda

Transaction, uncertainties as to whether Mylan will be able to complete the Meda Transaction, the possibility that competing offers will be made, the possibility that certain conditions to the completion of the Offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the Meda Transaction or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the Meda Transaction; the ability to meet expectations regarding the accounting and tax treatments of Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business (the “EPD Business”) and the Meda Transaction; changes in relevant tax and other laws, including but not limited to changes in the U.S. tax code and healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of the EPD Business and Meda being more difficult, time-consuming, or costly than expected; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the EPD Transaction and the Meda Transaction; the retention of certain key employees of the EPD Business and Meda being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the EPD Transaction and the Meda Transaction within the expected time-frames or at all and to successfully integrate the EPD Business and Meda; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to Mylan’s ability to bring new products to market; success of clinical trials and Mylan’s ability to execute on new product opportunities; any changes in or difficulties with our inventory of, and our ability to manufacture and distribute, the EpiPen® Auto-Injector to meet anticipated demand; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations, and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Meda or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended, its Quarterly Report on Form 10-Q for the three months ended March 31, 2016 and its other filings with the SEC. These risks and uncertainties also include those risks and uncertainties that are discussed in the Offer Document that was published on June 16, 2016, the Registration Statement which was declared effective on June 16, 2016 and the EU Prospectus that was published on June 16, 2016. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication, except as required by law.

Important Notice

This communication has been published in Swedish and English. In the event of any discrepancy in content between the language versions, the Swedish version shall prevail.

About Mylan

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a growing portfolio of more than 1,400 generic and branded pharmaceuticals, including antiretroviral therapies on which approximately 50% of people being treated for HIV/AIDS in the developing world depend. We market our products in approximately 165 countries and territories. Our global R&D and manufacturing platform includes more than 50 facilities, and we are one of the world’s largest producers of active pharmaceutical ingredients. Every member of our more than 35,000-strong workforce is dedicated to creating better health for a better world, one person at a time. Learn more at mylan.com.

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